Sticker to Prospectus

The Prospectus for ICON ECI Fund Sixteen (“Fund Sixteen”) consists of (1) this sticker, (2) the Prospectus, dated July 1, 2013, (3) the Supplement No. 1, dated August 9, 2013 and (4) the Supplement No. 2, dated November 12, 2013, which (i) contains information related to the current status of the offering, (ii) contains certain information relating to compensation paid to certain affiliates of Fund Sixteen and certain non-affiliates, (iii) updates certain investor suitability disclosure, (iv) updates certain information regarding funds sponsored by affiliates of Fund Sixteen’s managing owner, ICON MT 16, LLC, and (v) updates certain financial information of Fund Sixteen to September 30, 2013.

Filed Pursuant to Rule 424(b)(3)
File No. 333-185144

ICON ECI FUND SIXTEEN

SUPPLEMENT NO. 2
DATED NOVEMBER 12, 2013

TO PROSPECTUS DATED
JULY 1, 2013

Summary

    ICON ECI Fund Sixteen (“Fund Sixteen”) is providing you with this Supplement No. 2, dated November 12, 2013 (“Supplement No. 2”), to update the Prospectus, dated July 1, 2013 (the “Prospectus”), as amended by Supplement No. 1, dated August 9, 2013 (“Supplement No. 1”).  The information in this Supplement No. 2 supplements, modifies and supersedes some of the information contained in the Prospectus, as amended by Supplement No. 1. This Supplement No. 2 forms a part of, and must be accompanied or preceded by, the Prospectus and Supplement No. 1.

    The primary purposes of this Supplement No. 2 are to:

    •  Describe the current status of the offering;

    •  Provide certain information relating to compensation paid to certain affiliates of Fund Sixteen and certain non-affiliates;

    •  Update certain investor suitability disclosure;

    •  Update certain information regarding funds sponsored by affiliates of Fund Sixteen’s managing owner, ICON MT 16, LLC (the “Managing Owner”); and

    •  Update certain financial information of Fund Sixteen to September 30, 2013.

Current Status of the Offering

    The initial closing date for Fund Sixteen was November 12, 2013, the date on which Fund Sixteen had raised $1,200,000 and reached the minimum offering amount. As of November 12, 2013, 1,164 Class A shares have been sold to 20 Class A shareholders and 65 Class I shares have been sold to 1 Class I shareholder, representing an aggregate of $1,220,000 of capital contributions to Fund Sixteen.

Compensation Paid to Certain Affiliates and Certain Non-Affiliates

    Through November 12, 2013, Fund Sixteen paid or accrued the following sales commissions and fees in connection with its offering (i) sales commissions to third parties in the amount of $54,500 and (ii) dealer-manager fees to an affiliated party in the amount of $23,200. Through November 12, 2013, organizational and offering expenses in the amount of $891,780 were paid or accrued by ICON Capital LLC, Fund Sixteen’s investment manager (the “Investment Manager”), or its affiliates on behalf of Fund Sixteen. Organizational and offering expenses were paid or accrued entirely by the Investment Manager or its affiliates on behalf of Fund Sixteen prior to Fund Sixteen achieving its minimum offering amount on November 12, 2013, following which, all or a portion of such expenses already paid or accrued, as well as all or a portion of ongoing organizational and offering expenses, will be incurred and paid by Fund Sixteen. These fees and expense reimbursements are described on pages 35 through 39 of the Prospectus.

Investor Suitability

    The heading “Who Should Invest” included in the Table of Contents on page i of the Prospectus, as amended by Supplement No. 1, is hereby replaced in its entirety with the following:

    Who Might Benefit from an Investment in Fund Sixteen………………………………… iv

    The heading “Who Should Invest” on page iv of the Prospectus, as amended by Supplement No. 1, is hereby replaced in its entirety with the following:

    WHO MIGHT BENEFIT FROM AN INVESTMENT IN FUND SIXTEEN

    The fourth sentence in the last paragraph under the heading “Who Should Invest — Additional State Suitability Requirements” on page iv of the Prospectus, as amended by Supplement No. 1, is hereby replaced in its entirety with the following:

    If you are a resident of Iowa or Michigan, your investment in Fund Sixteen and affiliated programs may not exceed 10% of your liquid net worth.

    The last paragraph under the heading “Who Should Invest — Additional State Suitability Requirements” on page iv of the Prospectus, as amended by Supplement No. 1, is hereby amended by adding as the fifth sentence thereof the following:

    If you are a resident of New Mexico, your investment in Fund Sixteen, its’ affiliates and other similar programs may not exceed 10% of your liquid net worth.  Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

    The first sentence in the first full paragraph under the heading “Who Should Invest — Additional State Suitability Requirements” on page v of the Prospectus, as amended by Supplement No. 1, is hereby replaced in its entirety with the following:

    Residents of Alabama, Ohio and Tennessee who are investors of ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. and ICON ECI Fund Fifteen, L.P. may not participate in Fund Sixteen’s DRIP with respect to their distributions in those funds.

    The disclosure under the heading “Who Should Invest — Additional State Suitability Requirements” on page v of the Prospectus, as amended by Supplement No. 1, is hereby amended by adding as the second full paragraph thereof the following:

Ohio Investors

    It shall be unsuitable for an Ohio investor’s aggregate investment in shares of Fund Sixteen, affiliates of Fund Sixteen, and in other non-traded equipment programs to exceed ten percent (10%) of his or her liquid net worth.  “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

    The first sentence under the heading “Prospectus Summary — Investor Suitability” on page 6 of the Prospectus, as amended by Supplement No. 1, is hereby replaced in its entirety with the following:

    Certain State Requirements:  See the “Who Might Benefit from an Investment in Fund Sixteen” section of this prospectus for additional minimum suitability requirements prescribed by certain States.

    The last sentence under the heading “Prospectus Summary — Distribution Reinvestment Plan” on page 10 of the Prospectus, as amended by Supplement No. 1, is hereby replaced in its entirety with the following:

    See “Who Might Benefit from an Investment in Fund Sixteen” and “Distribution Reinvestment Plan” for more information.

    The last sentence in the last paragraph under the heading “Alternative Investments” on page 66 of the Prospectus, as amended by Supplement No. 1, is hereby replaced in its entirety with the following:

    See “Who Might Benefit from an Investment in Fund Sixteen.”

    The third sentence in the second paragraph the heading “Plan of Distribution — General” on page 134 of the Prospectus, as amended by Supplement No. 1, is hereby replaced in its entirety with the following:

    All investors must meet suitability standards discussed in the section of this prospectus called “Who Might Benefit from an Investment in Fund Sixteen.”

Funds Sponsored by Affiliates of Fund Sixteen’s Managing Owner

    The disclosure under the heading “Funds Sponsored by the Investment Manager and its Affiliates — Recent Potentially Adverse Business Developments or Conditions” on pages 58 through 61 of the Prospectus, as amended by Supplement No. 1, is hereby replaced in its entirety with the following:

Recent Potentially Adverse Business Developments or Conditions

    In general, the global credit markets deteriorated significantly after the U.S. economy entered into a recession in December 2007. As a result, the Investment Manager has evaluated the impact of the condition of the credit markets on Fund Sixteen’s ability to obtain debt financing in the future and does not expect that there will be any material impact on Fund Sixteen’s ability to obtain debt financing in the future if it is desirable. As discussed above, Fund Sixteen expects to rely less on the use of significant non-recourse indebtedness to achieve its investment objectives than the Public Funds sponsored by previous management and, therefore, the Investment Manager believes that Fund Sixteen can meet its investment objectives even if it is unable to obtain debt financing on satisfactory terms.

    Recent statistical data on domestic financing markets indicates that domestic financing volume in general and equipment financing volume in particular has generally deteriorated since the onset of the recession. See “Industry Overviews” for a discussion of current industry trends in commercial and industrial loans and equipment financing. However, due to the differences in investment objectives and strategy between Fund Sixteen and traditional providers of equipment financing discussed in “Industry Overviews”, the performance of the overall equipment financing market is not directly correlated to Fund Sixteen’s performance and the Investment Manager does not expect that there will be any material adverse impact on the demand for its investments.

    Some of the Public Funds have disclosed certain potentially adverse business developments or conditions in their Annual Reports on Form 10-K for the year ended December 31, 2012. Except as disclosed above, the Investment Manager does not expect that any of these events will materially impact such funds’ liquidity, cash flows or profitability at this time. These events include:

(i)
On April 15, 2009, Groupe Henri Heuliez (the guarantor of Fund Eleven’s leases with Heuliez SA (“HSA”) and Heuliez Investissements SNC (with HSA, “Heuliez”)) and HSA filed for Redressement Judiciaire, a proceeding under French law similar to a Chapter 11 reorganization under the U.S. Bankruptcy Code. Heuliez subsequently filed for Redressement Judiciaire on June 10, 2009. Since the time of the Redressement Judiciaire filings, two French government agencies agreed to provide Heuliez with financial support. On June 30, 2010, the administrator for the Redressement Judiciaire sold Heuliez to Baelen Gaillard (“Baelen”). Fund Eleven and Baelen have agreed to restructure Fund Eleven’s leases so that Fund Eleven can recover its investment. Effective October 5, 2010, Fund Eleven amended its lease with Heuliez to restructure the lease payment obligations and extend the base terms of the leases through December 31, 2014. On July 17, 2012, the June 30, 2012 payment of €430,800 due under the lease with Heuliez was modified to become six payments totaling €430,800 due from July 20, 2012 through November 30, 2012. On December 20, 2012, the December 31, 2012 and June 30, 2013 payments totaling €861,600 due under the lease with Heuliez were modified to become twelve monthly payments totaling €862,020 due from January 1, 2013 through December 31, 2013. On April 8, 2013, Heuliez again filed for Redressement Judiciaire. During the quarter ended September 30, 2013, the LLC was notified by the French bankruptcy court of the court’s intention to liquidate the companies. Fund Eleven estimated the amount to be recovered in the liquidation proceedings based on a third-party appraisal and determined that a credit loss reserve in the amount of approximately $2,324,000 is required;

(ii)
Due to the global downturn in the automotive industry, Sealynx Automotive Transieres SAS (a Fund Twelve lessee, “Sealynx”) requested a restructuring of its lease payments. Fund Twelve agreed to reduce Sealynx’s lease payments during the three months ended September 30, 2009. On January 4, 2010, Fund Twelve restructured Sealynx’s payment obligations under its lease to provide Sealynx with cash flow flexibility while at the same time attempting to preserve Fund Twelve’s projected economic return on its investment. As additional security for restructuring the payment obligations, Fund Twelve received an additional mortgage on certain real property owned by Sealynx in Charleval, France. On July 5, 2010, Sealynx filed for a conciliation procedure with the Commercial Court of Nanterre requesting that it be permitted to repay, over a two-year period, approximately $1,900,000 of rental payments that had been due to Fund Twelve on July 1, 2010. As a result of third party offers to purchase the equipment under lease during 2011 and the uncertainty regarding Fund Twelve’s ability to collect all remaining amounts due under the lease, Fund Twelve recorded approximately $4,409,000 of bad debt expense during the year ended December 31, 2010 to write the asset down to net realizable value. On December 7, 2010, Sealynx filed for Redressement Judiciaire. On May 16, 2011, Fund Twelve entered into an agreement with the entity that purchased Sealynx through the Redressement Judiciaire to sell the automotive manufacturing equipment leased to Sealynx for the purchase price of €3,000,000, with the purchase price to be paid in three installments and accruing interest at a rate of 5.5%. Fund Twelve will retain title to the equipment until the final payment is received on or before June 1, 2013. On April 25, 2012, Sealynx again filed for Redressement Judiciaire. On July 8, 2013, Fund Twelve received final payment of approximately €1,190,000 (US$1,528,000) from Sealynx to settle its obligation in full;

(iii)
In October 2009, certain facts came to light that led the Investment Manager to believe that Equipment Acquisition Resources, Inc. (a lessee of a joint venture between Fund Eleven and Fund Twelve, “EAR”) was perpetrating a fraud against EAR’s lenders, including ICON EAR, LLC and ICON EAR II, LLC (collectively, “ICON EAR”). On October 23, 2009, EAR filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Subsequent to the filing of the bankruptcy petition, EAR disclaimed any right to its equipment and the equipment became the subject of an Illinois State Court proceeding. The equipment was subsequently sold as part of the Illinois State Court proceeding. During 2009, ICON EAR foreclosed on property that was received as additional security under the leases. On June 7, 2010, ICON EAR received judgments in New York State Supreme Court against two principals of EAR who had guaranteed EAR’s lease obligations. ICON EAR has had the New York State Supreme Court judgments recognized in Illinois, where the principals live, but does not currently anticipate being able to collect on such judgments. Based on the Investment Manager’s periodic review of significant assets in Fund Eleven’s and Fund Twelve’s portfolios, the Investment Manager determined that the net book value of the semiconductor manufacturing equipment and certain parcels of real property received as additional security may not be recoverable, resulting in the write down in value of the semiconductor manufacturing equipment and real property. In addition, on June 20, 2011, ICON EAR filed a complaint in the Court of Common Pleas, Hamilton County, Ohio, against EAR’s auditors alleging malpractice and negligent misrepresentation. On May 11, 2012, the case was settled and EAR’s auditors paid ICON EAR the aggregate amount of $590,000. On October 21, 2011, the Chapter 11 bankruptcy trustee for EAR filed an Adversary Complaint against ICON EAR seeking the recovery of certain funds that the trustee alleged were fraudulently transferred from EAR to ICON EAR. The complaint also sought the recovery of payments made by EAR to ICON EAR during the 90-day period preceding EAR’s bankruptcy filing, alleging that those payments constituted a preference under the U.S. Bankruptcy Code. Additionally, the complaint sought the imposition of a constructive trust over certain real property and the proceeds from the sale that ICON EAR received as security in connection with its investment. The Investment Manager filed an answer to the complaint, which included certain affirmative defenses. The Investment Manager believes that these claims are frivolous and intends to vigorously contest this action. On March 6, 2012, one of the creditors in the Illinois State Court proceeding won a summary judgment motion filed against ICON EAR that granted dismissal of ICON EAR’s claims to the proceeds resulting from the sale of the EAR equipment. ICON EAR appealed this decision. On September 16, 2013, the lower court’s ruling was affirmed by the Illinois Appellate Court.  On October 21, 2013, ICON EAR filed a Petition for Leave to Appeal with the Supreme Court of Illinois appealing the decision of the Illinois Appellate Court;

(iv)
On October 30, 2009, Fund Ten amended the bareboat charters for two container vessels, the M/V China Star (the “China Star,” f/k/a the M/V ZIM Canada) and the M/V Dubai Star (the “Dubai Star,” f/k/a the M/V ZIM Korea), to restructure each respective charterer’s payment obligations. The charter for the China Star was extended from June 30, 2014 to March 31, 2017 and the charter for the Dubai Star was extended from June 30, 2014 to March 31, 2016. The purpose of the restructuring was to provide the charterers with additional flexibility while at the same time attempting to preserve Fund Ten’s projected economic return on its investment;

(v)
On October 30, 2009, Fund Eleven amended the bareboat charters for the four container vessels, the ZIM Andaman Sea, the ZIM Hong Kong, the ZIM Israel and the ZIM Japan Sea (collectively, the “ZIM Vessels”), to restructure each respective charterer’s payment obligations so that Fund Eleven will continue to receive payments through September 30, 2014 in accordance with each amended charter. In addition, during 2009, Fund Eleven recognized a non-cash impairment charge of approximately $35,147,000 relating to the write down in value of the ZIM Vessels. On November 10, 2010, November 22, 2010, February 28, 2011 and March 16, 2011, Fund Eleven sold the ZIM Japan Sea, the ZIM Andaman Sea, the ZIM Hong Kong and the ZIM Israel, respectively, pursuant to the terms of the applicable memoranda of agreement. The proceeds of the sales were used to make prepayments under the facility agreement with HSH Nordbank AG. During June 2011, Fund Eleven received notices from ZIM Integrated Shipping Services Ltd. (“ZIM”) claiming it was owed various amounts for unpaid seller’s credits in the aggregate amount of approximately $7,300,000. The Investment Manager believes any obligation to repay the seller’s credit was extinguished when ZIM defaulted by failing to fulfill certain of its obligations under the bareboat charters. On August 8, 2011, the Investment Manager agreed to a three party arbitration panel to hear such claims. On April 19, 2012, ZIM filed arbitration claim submissions. On June 26, 2012, Fund Eleven filed its defense and counterclaim submissions. The arbitration is scheduled for January 27, 2014 through January 29, 2014.  The Investment Manager believes that ZIM’s claims are frivolous and intends to vigorously contest these claims. As of November 12, 2013, Fund Eleven is unable to predict the outcome of the arbitration or loss therefrom, if any;

(vi)
Fund Twelve and Fund Fourteen, through certain subsidiaries of a joint venture between them, borrowed $128,000,000 (the “Senior Debt”) in connection with the acquisition of the vessels bareboat chartered to AET Inc. Limited. The joint venture also borrowed $22,000,000 of subordinated non-recourse long-term debt from an unaffiliated third party (the “Sub Debt”). On April 20, 2012, these subsidiaries were notified of an event of default on the Senior Debt. Due to a change in the fair value of these vessels, a provision in the Senior Debt loan agreement restricts Fund Twelve’s and Fund Fourteen’s ability to utilize cash generated by the charter of these vessels as of January 12, 2012 for purposes other than paying the Senior Debt. Charter payments in excess of the Senior Debt loan service are held in reserve by the Senior Debt lender until such time as the default is cured. Once cured, the reserves will be released to the joint venture. While this restriction is in place, the joint venture is prevented from applying the charter proceeds to the Sub Debt. As a result of the joint venture’s failure to make the required June 2012 Sub Debt loan payment, the Sub Debt lender has certain rights, including step-in rights, which allow it to collect cash generated from the charters until such time as the Sub Debt lender has received all unpaid amounts. The Sub Debt lender has reserved but not exercised its rights under the loan agreement; and

(vii)
On March 9, 2012, Fund Fourteen and Fund Fifteen made term loans in the respective amounts of $7,500,000 and $5,000,000 to Kanza Construction, Inc. (“Kanza”). The loans bear interest at 13% per year and are each for a period of 60 months. The loans are secured by all of Kanza’s assets. During the three months ended June 30, 2012, as a result of Kanza’s unexpected financial hardship and failure to meet certain payment obligations, the loans were placed on nonaccrual status and Fund Fourteen and Fund Fifteen recorded credit loss reserves of $2,940,000 and $1,960,000, respectively, based on the estimated value of the recoverable collateral. During the six months ended June 30, 2013, Kanza repaid portions of the principal balances of the term loans made by Fund Fourteen and Fund Fifteen in the approximate amounts of $754,000 and $503,000, respectively, reducing the outstanding balances of the loans at June 30, 2013 to $2,958,795 and $1,972,530, respectively. As of September 30, 2013, Fund Fourteen and Fund Fifteen have fully reserved the remaining balances of the loans of $2,958,795 and $1,972,530, respectively.  Fund Fourteen and Fund Fifteen continue to pursue all legal remedies to obtain payment of the remaining balances.

    Although the Investment Manager expects that Fund Sixteen’s affiliates’ lessees, borrowers and other financial counterparties will ultimately be able to satisfy their obligations to the affiliates, the Investment Manager will continue to review and evaluate the impact of the recession on the affiliates’ lessees, borrowers and other financial counterparties and take such action as it deems necessary to mitigate any adverse developments.

    The information presented in this section and the tables included as Exhibit B to this prospectus represent historical results of funds sponsored by the Investment Manager. If you purchase shares in Fund Sixteen, you will not have any ownership interest in any other businesses sponsored or owned by the Investment Manager or its affiliates as a result of your purchase. You should not assume that you will experience returns, if any, comparable to those experienced by investors in funds sponsored by the Investment Manager and its affiliates.

Certain Financial Information of ICON ECI Fund Sixteen
For the Quarter Ended September 30, 2013

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

ICON ECI Fund Sixteen
(A Delaware Statutory Trust)
Balance Sheets

	September 30,	December 31,
	2013	2012
	(unaudited)
Assets
Cash	$1,001	$1,001

Total assets	$1,001	$1,001
Shareholders' Capital
Shareholders' capital:
Class A	$1,001	$1,001
Class I	-	-

Total shareholders' capital	$1,001	$1,001

See accompanying notes to balance sheets.

ICON ECI Fund Sixteen
(A Delaware Statutory Trust)
Notes to Balance Sheets
September 30, 2013
(unaudited)

(1)    Organization

    ICON ECI Fund Sixteen (the “Fund”) was formed as a Delaware statutory trust on October 11, 2012. The Fund has been inactive since that date except for routine matters relating to its organization and the registration of its two classes of shares with the Securities and Exchange Commission (the “SEC”). The initial capitalization of the Fund was $1,001. The Fund will continue until December 31, 2027, unless terminated sooner. The Fund is offering to sell to the public any combination of two classes of shares, Class A shares and Class I shares (collectively, the “Shares”), on a “best efforts” basis with the intention of raising up to $250,000,000 of capital, of which $9,000,000 has been reserved for the Fund’s distribution reinvestment plan (the “DRIP”). The share classes have different fees and expenses. The Fund reserves the right to reallocate the offering amount between the primary offering and the DRIP. As of September 30, 2013, the Fund had not raised the minimum offering amount and had no operations. As of November 12, 2013 (the “Initial Closing Date”), the Fund raised a minimum of $1,200,000 from the sale of its Shares, upon the occurrence of which, shareholders were admitted and the Fund commenced operations.

    The Fund is a newly organized direct financing fund that will primarily make investments in or that are collateralized by equipment and other corporate infrastructure (collectively, “Capital Assets”). The investments will be in companies that utilize Capital Assets to operate their businesses. These investments will primarily be structured as debt and debt-like financings such as loans, leases and other structured financing transactions in or that are collateralized by Capital Assets that ICON MT 16, LLC, a Delaware limited liability company and the managing owner of the Fund (the “Managing Owner”), believes will provide the Fund with a satisfactory, risk-adjusted rate of return. The Managing Owner will make investment decisions on behalf of and manage the business of the Fund.

    The Fund’s investment objectives are to preserve investors’ capital, provide cash distributions and to provide a favorable total return. To meet its investment objectives, the Fund will use the net proceeds from the offering to originate or acquire a diverse pool of investments described above, as well as other strategic investments collateralized by Capital Assets. ICON Capital, LLC, a Delaware limited liability company, is an affiliate of the Fund and will be the Fund’s investment manager (the “Investment Manager”). The Investment Manager will originate and service the Fund’s investments. Wilmington Trust, National Association (the “Trustee”) serves as the Fund’s sole trustee pursuant to the Amended and Restated Trust Agreement of the Fund effective as of July 1, 2013 (the “Trust Agreement”). The Trustee delegated to the Managing Owner all of the power and authority to manage the business and affairs of the Fund and has only nominal duties and liabilities to the Fund.

    The Fund’s fiscal year ends on December 31.

(2)    Summary of Significant Accounting Policies

Basis of Presentation

    The accompanying balance sheets of the Fund have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information and pursuant to the rules and regulations of the SEC for Quarterly Reports on Form 10-Q.  In the opinion of the Managing Owner, all adjustments, which are of a normal recurring nature, considered necessary for a fair presentation have been included.

ICON ECI Fund Sixteen
(A Delaware Statutory Trust)
Notes to Balance Sheets
September 30, 2013
(unaudited)

Cash

    The Fund’s cash is held at one financial institution and at times may exceed insured limits. The Fund periodically evaluates the creditworthiness of this institution and has not experienced any losses on such deposits.

Organization Costs

    Organization costs include, among other things, the cost of organizing the Fund as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the organization of the Fund. All organization costs will be funded by the Investment Manager and its affiliates and there is no liability for the organization costs to the Fund until the Fund has met the minimum offering requirement, which was achieved on November 12, 2013. The Fund will expense organization costs when incurred, if and when the Investment Manager and its affiliates submit such costs for reimbursement.

Offering Costs

    Offering costs include, among other things, legal fees and other costs pertaining to the preparation of the Fund’s registration statement in connection with the public offering of the Fund’s Shares. All offering costs will be funded by the Investment Manager and its affiliates and there is no liability for the offering costs to the Fund until the Fund has met the minimum offering requirement, which was achieved on November 12, 2013. The Fund will capitalize offering costs when incurred and amortize them as a reduction of shareholders’ capital over the estimated offering period, generally two years from the effective date of the offering, and upon commencement of operations, if and when the Investment Manager and its affiliates submit such costs for reimbursement. The unamortized balance of these costs will be reflected in the balance sheet as deferred charges, net.

Use of Estimates

    The preparation of financial statements in conformity with US GAAP requires the Fund to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet. Actual results could differ from those estimates.

(3)    Capital Contribution

    The Fund was originally capitalized on November 9, 2012 by a contribution of $1 by the Investment Manager and $1,000 contributed by ICON Investment Group, LLC (the “Initial Shareholder”). Subsequent to the Initial Closing Date, the Initial Shareholder will withdraw its capital contribution.

    On January 25, 2013, the Investment Manager transferred its interest in the Fund to the Managing Owner, a wholly-owned subsidiary of the Investment Manager, in exchange for $1.

ICON ECI Fund Sixteen
(A Delaware Statutory Trust)
Notes to Balance Sheets
September 30, 2013
(unaudited)

(4)    Transactions with Related Parties

    The Fund has entered into certain agreements with the Investment Manager and ICON Securities, LLC, the dealer-manager and a wholly-owned subsidiary of the Investment Manager (“ICON Securities”), whereby the Fund pays certain fees and reimbursements to these parties. The Fund will pay ICON Securities (i) a dealer-manager fee for the Class A shares sold in the offering equal to 2% of gross offering proceeds from sales of such Class A shares for managing the offering and to reimburse the dealer-manager for wholesaling fees and expenses and (ii) a distribution fee equal to 0.55% of the gross offering proceeds from Class I shares sold in the offering for managing the distribution of the Class I shares. The Fund will continue to pay the distribution fee with respect to the Class I shares sold in the offering until the earlier to occur of: (i) total underwriting compensation paid with respect to the Class I shares following the completion of the offering equaling 10% of the gross proceeds received with respect to the issuance of those shares from the primary portion of the offering or (ii) the Fund entering its wind down period. The distribution fee will be paid monthly in arrears. No dealer-manager or distribution fees will be paid on any Shares sold pursuant to the DRIP.

    In accordance with the terms of the Trust Agreement, the Fund will pay the Investment Manager 1% of the cash distributions paid by the Fund from its operations and sales, subject to increase based on the Fund’s investors achieving a preferred return. In addition, the Investment Manager and its affiliates will be reimbursed for organizational and offering expenses incurred in connection with the Fund’s organization and offering of Shares and administrative expenses incurred in connection with the Fund’s operations.

    The Fund will reimburse the Investment Manager and its affiliates for the actual fees and expenses incurred in connection with the Fund’s organization and offering up to 1.44% of the gross offering proceeds assuming the Fund receives the maximum offering amount.

    Administrative expense reimbursements are costs incurred by the Investment Manager or its affiliates that are necessary to the Fund’s operations. These costs include the Investment Manager’s and its affiliates’ legal, accounting, investor relations and operations personnel, as well as professional fees and other costs that are charged to the Fund. Excluded are salaries and related costs, office rent, travel expenses and other administrative costs incurred by individuals with a controlling interest in the Investment Manager.

(5)    Subsequent Event

    On the Initial Closing Date, the Fund raised a minimum of $1,200,000 from the sale of its Shares.  From the commencement of the offering on July 1, 2013 to November 12, 2013, the Fund sold 1,164 Class A shares to 20 Class A shareholders and 65 Class I shares to 1 Class I shareholder, representing an aggregate of $1,220,000 of capital contributions.  From July 1, 2013 to November 12, 2013, the Fund accrued sales commissions to third parties of $54,500 and dealer-manager fees to ICON Securities of $23,200.  In addition, organizational and offering expenses of $891,780 were accrued or paid for by the Investment Manager or its affiliates during such period.